FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a - 16 or 15b - 16 of

The Securities Exchange Act of 1934

For the period of November 26, 2004

TAG OIL LTD

(Translation of registrant's name into English)

Suite 400, 534 - 17th Ave. S.W., Calgary, A.B., Canada	T2S 0B1
(Address of principal executive offices)	(Zip Code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☒     No ☐

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-3346.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAG Oil Ltd.
(Registrant)

Date: November 26, 2004	"Garth Johnson"
(Signature)

Garth Johnson
(Name)

Secretary/CFO
(Title)

BC FORM 51-901F

QUARTERLY REPORT

INCORPORATED AS PART OF SCHEDULE A

ISSUER DETAILS:

NAME OF ISSUER:	TAG OIL LTD.

ISSUER ADDRESS:	SUITE 400, 534 17th AVENUE SW CALGARY ALBERTA T2S 0B1

ISSUER TELEPHONE NUMBER:	(403) 770-1934

CONTACT PERSON:	DREW CADENHEAD

CONTACT'S POSITION:	PRESIDENT

CONTACT TELEPHONE NUMBER:	(403) 770-1934

CONTACT E-MAIL ADDRESS:	ir@tagoil.com

WEB SITE ADDRESS:	www.tagoil.com

FOR QUARTER ENDED:	SEPTEMBER 30, 2004

DATE OF REPORT:	NOVEMBER 26, 2004

CERTIFICATE

THE SCHEDULE(S) REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS QUARTERLY REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT. PLEASE NOTE THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDULE A OF BC FORM 51-901F AND BC FORM 51-102F1 MANAGEMENT DISCUSSION AND ANALYSIS.

Drew Cadenhead	"Drew Cadenhead"	04/11/26

NAME OF DIRECTOR	SIGNATURE (TYPED)	DATE SIGNED (YY/MM/DD)

Garth Johnson	"Garth Johnson"	04/11/26

NAME OF DIRECTOR	SIGNATURE (TYPED)	DATE SIGNED (YY/MM/DD)

TAG OIL LTD.

CONSOLIDATED INTERIM FINANCIAL STATEMENTS

SEPTEMBER 30, 2004 AND 2003

(UNAUDITED - PREPARED BY MANAGEMENT)

TAG OIL LTD.
Consolidated Balance Sheets
(Expressed in Canadian Dollars)

September 30, 2004	March 31, 2004
(Unaudited - Prepared by	(Audited)
Management)

Assets

Current

Cash and cash equivalents	$ 1,383,772	$ 876,466
Accounts receivable	10,479	8,850
Marketable securities (Note 3)	3,300	3,300
Prepaid expenses	50,192	31,845

	1,447,743	920,461
Oil and gas properties (Note 4)	950,727	645,209
Property and equipment	15,214	17,470

Total Assets	$ 2,413,684	$ 1,583,140

Liabilities

Accounts payable and accrued liabilities	$ 5,175	$ 14,293
Due to related parties (Note 7)	10,801	9,960

Total Liabilities	15,976	24,253

Shareholders' Equity

Common stock without par value
Unlimited number of shares authorized;
Issued and outstanding at September 30, 2004:
12,534,581; March 31, 2004: 7,978,061 (Note 5a)	11,878,272	10,623,289
Contributed surplus	400,636	400,636
Deficit	(9,881,200)	(9,465,038)

Total Shareholders' Equity	2,397,708	1,558,887

Total Liabilities and Shareholders' Equity	$ 2,413,684	$ 1,583,140

"Garth Johnson"                                 "Drew Cadenhead"
_____________________               _______________________

Garth Johnson, Director                 Drew Cadenhead, Director

See accompanying notes to the consolidated financial statements

TAG OIL LTD.
Consolidated Interim Statements of Operations and Deficit
(Expressed in Canadian Dollars)
(Unaudited - Prepared by Management)

Three Months	Three Months	Six Months	Six Months
Ended	Ended	Ended	Ended
September 30,	September 30,	September 30,	September 30,
2004	2003	2004	2003

Expenses

General and administrative (Schedule)	$ 233,690	$ 174,234	$ 426,326	$ 643,769

Loss before other items	(233,690)	(174,234)	(426,326)	(643,769)

Other Items

Interest income	5,383	(159)	10,164	6,630
Write-off of oil and gas property	-	(1)	-	(1)
Gain on sale of property and equipment	-	23,256	-	23,256
Recovery of costs	-	(316)	-	503

Net loss for the period	(228,307)	(151,454)	(416,162)	(613,381)

Deficit - Beginning of period	(9,652,893)	(8,988,964)	(9,465,038)	(8,527,037)

Deficit - End of Period	$ (9,881,200)	$ (9,140,418)	$ (9,881,200)	$ (9,140,418)

Loss per share (Note 6)	$ (0.02)	$ (0.01)	$ (0.03)	$ (0.06)

Weighted average number of shares
outstanding	12,425,142	10,920,370	12,425,142	10,920,370

See accompanying notes to the consolidated financial statements

TAG OIL LTD.
Consolidated Interim Statements of Cash Flows
(Expressed in Canadian Dollars)
(Unaudited - Prepared by Management)

Three Months	Three Months	Six Months	Six Months
Ended	Ended	Ended	Ended
September 30,	September 30,	September 30,	September 30,
2004	2003	2004	2003

Operating Activities

Net loss for the period	$ (228,307)	$ (151,454)	$ (416,162)	$ (613,381)
Adjustments for net changes in non-cash
working capital accounts:
Accounts receivable	53,196	18,928	(1,629)	72,402
Due to/from related parties	(1,751)	(19,635)	841	(72,400)
Prepaid expenses	13,903	(6,986)	(18,347)	10,771
Accounts payable and accrued liabilities	175	(6,552)	(9,118)	(15,953)
Adjustments for non-cash operating items:
Amortization	1,128	1,374	2,256	2,748
Stock option compensation	-	-	-	290,031
Gain on sale of property and equipment	-	(23,256)	-	(23,256)
Write-off of oil and gas property	-	1	-	1

Net cash used in operating activities	(161,656)	(187,580)	(442,159)	(349,037)

Financing Activities

Common shares issued for cash	-	-	1,254,983	9,710

Net cash provided by financing activities	-	-	1,254,983	9,710

Investing Activities

Exploration of oil and gas properties	(42,295)	(45,638)	(305,518)	(53,798)
Proceeds from sale of property and equipment	-	404,141	-	404,141
Purchase of property and equipment	-	-	-	(3,268)

Net cash (used in) provided by investing Activities	(42,295)	358,503	(305,518)	347,075

Net increase (decrease) in cash during
the period	(203,951)	170,923	507,306	7,748
Cash position - Beginning of period	1,587,723	948,092	876,466	1,111,267

Cash position - End of period	$ 1,383,772	$ 1,119,015	$ 1,383,772	$ 1,119,015

See accompanying notes to the consolidated financial statements

TAG OIL LTD.
Consolidated Interim Schedules of General and Administrative Expenses
(Expressed in Canadian Dollars)
(Unaudited - Prepared by Management)

Three Months	Three Months	Six Months	Six Months
Ended	Ended	Ended	Ended
September 30,	September 30,	September 30,	September 30,
2004	2003	2004	2003

GENERAL AND ADMINISTRATIVE EXPENSES

Accounting and audit	$ -	$ 2,245	$ 701	$ 2,433
Amortization	1,128	1,374	2,256	2,748
Consulting fees, inclusive of stock-based compensation	-	-	-	116,816
Corporate relations and development	15,561	4,346	18,002	7,988
Directors fees, inclusive of stock-based compensation	54,941	41,009	90,758	276,530
Filing and transfer agency fees	19,291	10,690	30,144	12,489
Foreign exchange	21,467	(642)	96,367	14,323
Investor relations	10,081	7,444	10,081	29,022
Legal	11,384	5,764	19,176	10,342
Office and miscellaneous	10,979	5,610	17,032	16,237
Printing	12,692	13,602	13,387	15,680
Rent	8,824	8,367	17,639	12,207
Telephone	2,203	3,576	6,466	10,135
Travel	31,937	21,485	42,638	27,345
Website development	12,643	24,738	12,643	41,935
Wages and benefits	20,559	24,626	49,036	47,539

	$ 233,690	$ 174,234	$ 426,326	$ 643,769

See accompanying notes to the consolidated financial statements

TAG OIL LTD.
Notes to the Consolidated Interim Financial Statements
(Expressed in Canadian Dollars)
(Unaudited - Prepared by Management)

For the Periods Ended September 30, 2004 and 2003

NOTE 1 - NATURE OF OPERATIONS

The Company was incorporated under the Company Act (British Columbia) and continued its jurisdiction of incorporation to the Yukon Territory under the Business Corporations Act (Yukon). Its major activity is the acquisition and exploration of international oil and gas properties.

The recoverability of amounts shown for oil and gas properties is dependent upon the discovery of economically recoverable reserves. The Company does not generate sufficient cash flow from operations to adequately fund its exploration activities and has therefore relied principally upon the issuance of securities for financing. The Company intends to continue relying upon the issuance of securities to finance its operations and exploration activities to the extent such instruments are issuable under terms acceptable to the Company. Accordingly, the Company's consolidated interim financial statements are presented on a going concern basis, which assumes that the Company will continue to realize its assets and discharge its liabilities in the normal course of operations. If future financing is unavailable, the Company may not be able to meet its ongoing obligations, in which case the realizable values of its assets may decline materially from current estimates.

NOTE 2 - ACCOUNTING PRINCIPLES AND USE OF ESTIMATES

The accompanying unaudited consolidated interim financial statements of TAG Oil Ltd. and its wholly owned subsidiary TAG Oil (NZ) Limited (formerly "Durum Energy (New Zealand) Limited"), are prepared in accordance with Canadian generally accepted accounting principles for interim financial statements and the instructions to BC FORM 51-901F of the British Columbia Securities Commission. This BC FORM 51-901F should be read in conjunction with the Company's annual audited financial statements dated March 31, 2004. All material adjustments, which, in the opinion of management, are necessary for a fair presentation of the results for the interim periods have been reflected. The results of the six months ended September 30, 2004 are not necessarily indicative of the results to be expected for the full year.

NOTE 3 - MARKETABLE SECURITIES

Marketable securities are recorded at the lower of cost and fair market value. Marketable securities consist of 6,000 shares (March 31, 2004: 6,000 shares) of Tenke Mining Corp. ("Tenke") at a book value of $3,300 (March 31, 2004: $3,300). At September 30, 2004, the market value of these shares was $16,200 (March 31, 2004: $20,100).

NOTE 4 - OIL AND GAS PROPERTIES

	Net Book	Additions	Write-off of	Net Book
	Value at	During the	Oil and Gas	Value at
	March 31, 2004	Period	Properties	September 30, 2004

Unproved:
New Zealand:
PEP 38256	$ 117,251	$ 21,979	$ -	$ 139,230
PEP 38258	19,696	26,118	-	45,814
PEP 38741	394,978	225,374	-	620,352
PEP 38480	67,226	11,666	-	78,892
PEP 38765	46,058	16,767	-	62,825
New interests	-	3,614		3,614

Total Unproved	$ 645,209	$ 305,518	$ -	$ 950,727

NOTE 4 - OIL AND GAS PROPERTIES (continued)

a) New Zealand - PEP 38256 (53.84%); Onshore Canterbury

On September 20, 2004 the Company increased its interest in PEP 38256 from 40.38% to 53.84% due to an unrelated party relinquishing its interest in the permit. The remaining participants in this permit are the Company and Austral Pacific Energy Ltd. (46.16%) ("Austral")

At September 30, 2004, PEP 38256 is in good standing with respect to its work commitments and the Company is required to incur exploration expenditures, which include a 2-D seismic program, of approximately $130,000 during the balance of its 2005 fiscal year.

b) New Zealand - PEP 38258 (25%); Offshore Canterbury

On August 18, 2003, the Company (25%) and Austral (75%), the Operator, were awarded a new exploration permit, "PEP 38258", located in the offshore Canterbury Basin. Within 24 months the participants must undertake a determination of a hydrocarbon charge model, complete remapping of stratigraphic and structural traps along the western flank of the Clipper sub-basin, compile a ranking of risked prospects and leads and either commit to the second phase of the work program or surrender the permit. These expenditures are expected to cost approximately $15,000 during the balance of its 2005 fiscal year.

c) New Zealand - PEP 38741 (20%); Onshore Taranaki Basin

The Company, in June of 2004, drilled the Honeysuckle - 1 well located in this permit and on June 29, 2004, the Company announced that the well was plugged and abandoned.

At September 30, 2004, PEP 38741 is in good standing with respect to its work commitments and the Company is expected to incur exploration expenditures consisting of geology and geophysics, permit administration and the well site costs of approximately $94,000 during the balance of its 2005 fiscal year.

d) New Zealand - PEP 38480 (25%); Offshore Taranaki

At September 30, 2004, PEP 38480 is in good standing with respect to its work commitments and the Company is required to incur exploration expenditures, consisting largely of permit administration and geology and geophysics, of approximately $5,000 during its 2005 fiscal year to maintain this status.

e) New Zealand - PEP 38765 (10%); Onshore Taranaki Basin

At September 30, 2004, PEP 38765 is in good standing with respect to its work commitments and the Company is required to incur exploration expenditures, consisting of permit administration, geology and geophysics and drilling the Miro-Miro-1 well totaling approximately $161,000 during the balance of its 2005 fiscal year. It is expected that the well will be drilled in mid-September 2004.

f) New Zealand - New Interest; Onshore Taranaki Basin

The Company has spent $3,614 relating to potential acquisitions in New Zealand. If the permits are successfully negotiated in favour of the Company the Company expects to spend approximately $800,000 during the balance of its fiscal year to maintain the new permits in good standing.

NOTE 5 - SHARE CAPITAL

a) Authorized and Issued Share Capital

The authorized share capital of the Company consists of an unlimited number of common stock without par value.

	Number
Issued and fully paid:	of Shares	Amount

Balance at March 31, 2004	7,978,061	$ 10,623,289
Forward Stock split on the basis of one new share for every
two old shares	3,989,025	-
Private Placement	542,495	1,247,218
Exercise of share purchase warrants	25,000	7,765

Balance at September 30, 2004	12,534,581	$ 11,878,272

The Company's shareholders approved, and the Company implemented, a forward stock split on the basis of one and one half post split shares for every one pre-split share. The record date of this forward split was April 27, 2004. As a result of the forward split the Company's issued and outstanding common shares increased from 7,978,061 at March 31, 2004 to 11,967,086. The effect of this forward-split have been made on a retroactive basis.

The Company completed a private placement financing consisting of 542,495 post-split units at a price of US$1.67 per unit. Each unit consists of one common share and a two year share purchase warrant, with each warrant entitling the purchaser to acquire an additional common share for US$ 1.83 for the first year and thereafter at a price of US$2.00 up to the end of year two.

The Company also issued 25,000 common shares from treasury upon the exercise of certain share purchase warrants at a price of US$0.23 per share.

b) Share Purchase Warrants

At September 30, 2004, the following share purchase warrants are outstanding:

Number	Price	Expiry
of Shares	per Share	Date

5,525,000	US$0.23	June 6, 2005
	US$0.33	June 6, 2006
600,000	US$0.23	August 21, 2005
	US$0.33	August 21, 2006
542,495	US$1.83	May 4, 2005
	US$2.00	May 4, 2006

6,667,495

c) Incentive Stock Options

At September 30, 2004, the following stock options are outstanding:

Number	Price	Expiry
of Shares	per Share	Date

465,000	US$0.27	May 31, 2008
300,000	US$0.27	May 31, 2007

765,000

NOTE 5 - SHARE CAPITAL (continued)

During the quarter ended September 30, 2004, two stock option agreements to purchase a total of 375,000 shares of the Company at a price of $0.27 per share until March 7, 2005 were terminated. No options have been issued or exercised during the six-month period ending September 30, 2004.

NOTE 6 - LOSS PER SHARE

Loss per share is calculated using the weighted-average number of common shares outstanding during the period.

NOTE 7 - RELATED PARTY TRANSACTIONS

The Company is of the view that the amounts incurred for services provided by related parties approximates what the Company would incur to non-arms length parties for the same services. The following are related party transactions not disclosed elsewhere in these financial statements.

a) Due to Related Parties

At September 30, 2004, the Company owed $10,801 (March 31, 2004 - $9,960) to public companies with directors, officers and principal shareholders in common.

b) Consulting Agreement and Wages

During the six-month period ended September 30, 2004, the Company paid $122,665 (September 30, 2003 - $119,292) in wages and directors fees to three directors.

The Company extended its agreement with Rimu Resources Ltd. ("Rimu"), a private company wholly-owned by its President, to retain Rimu to provide oil and gas exploration executive services. The extension is for a one-year period, further extendable for another year if agreed by both parties, with annual compensation set at $160,000.

c) Oil and Gas Property

Austral Pacific Energy Ltd. (formerly "Indo-Pacific Energy Ltd.) has directors, officers and principal shareholders in common with the Company.

Refer to Note 4

d) Other

During the period ended September 30, 2004, the Company incurred $64,573 (September 30, 2003 - $69,173) of largely general and administrative costs through DLJ Management Corp. ("DLJ") a wholly-owned subsidiary of Trans-Orient Petroleum Ltd. ("Trans-Orient"), which is a public company related by directors-in-common. This amount represents actual costs incurred by DLJ on behalf of the Company. At September 30, 2004 the Company owed DLJ $10,801.

NOTE 8 - COMPARATIVE FIGURES

Certain of the prior years figures may have been reclassified in conformity with the current year's financial statement presentation.

BC FORM 51-102F1

MANAGEMENT DISCUSSION & ANALYSIS

ISSUER DETAILS:

NAME OF ISSUER:	TAG OIL LTD.

ISSUER ADDRESS:	SUITE 400, 534 17th AVENUE SW CALGARY ALBERTA T2S 0B1

ISSUER TELEPHONE NUMBER:	(403) 770-1934

CONTACT PERSON:	DREW CADENHEAD

CONTACT'S POSITION:	PRESIDENT

CONTACT TELEPHONE NUMBER:	(403) 770-1934

CONTACT E-MAIL ADDRESS:	ir@tagoil.com

WEB SITE ADDRESS:	www.tagoil.com

FOR QUARTER ENDED:	SEPTEMBER 30, 2004

DATE OF REPORT:	NOVEMBER 26, 2004

CERTIFICATE

THE SCHEDULE(S) REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS QUARTERLY REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT. PLEASE NOTE THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF BC FORM 51-901F AND BC FORM 51-102F1 MANAGEMENT DISCUSSION AND ANALYSIS.

Drew Cadenhead	"Drew Cadenhead"	04/11/26

NAME OF DIRECTOR	SIGNATURE (TYPED)	DATE SIGNED (YY/MM/DD)

Garth Johnson	"Garth Johnson"	04/11/26

NAME OF DIRECTOR	SIGNATURE (TYPED)	DATE SIGNED (YY/MM/DD)

TAG OIL LTD.
BC FORM 51-102F1
(Expressed in Canadian Dollars)
(Unaudited - Prepared by Management)

For the period Ended September 30, 2004

Item 1.1 Date

The date of this filing is November 26, 2004, for the quarter ended September 30, 2004.

Please refer to the Company's initial Form 51-102F1, filed on August 27, 2004, for further information, which is updated below.

Item 1.2 Overall Performance

The Company has incurred losses to date of $9,881,200 which incudes a net loss for the six months ended September 30, 2004 of $416,162.

On April 7, 2004, the Company's shareholders approved, and the Company implemented, a forward stock split on the basis of one and one half post split shares for every one pre-split share. The record date of this forward split was April 27, 2004. The effects of this transaction have been applied on a retroactive basis.

On May 4, 2004, the Company completed a private placement financing consisting of 542,495 post-split units at a price of US$1.67 per unit. Each unit consists of one common share and a two year share purchase warrant, with each warrant entitling the purchaser to acquire an additional common share for US$ 1.83 for the first year and thereafter at a price of US$2.00 up to the end of year two.

In June of 2004, the Company and its joint venture partners drilled the Honeysuckle - 1 well located in PEP 38741. On June 29, 2004, the Company announced that the Honeysuckle - 1 well had been plugged and abandoned.

On September 30, 2004, two stock option agreements to purchase a total of 375,000 shares of the Company at a price of $0.27 per share until March 7, 2005 were terminated. No options have been issued or exercised during the six-month period ending September 30, 2004.

In December of 2004, the Company and its joint venture partners intend to drill the Miro-Miro-1 well on PEP 38765, at a cost to the Company of approximately $145,000. This well has been delayed from the Company's initial drill plan by the operator and other joint venture participants to attend to other drilling commitments and a strike by rig operators.

Item 1.3 Results of Operations - Six Month period Ended September 30, 2004

The Company's net loss for the six-month period ending September 30, 2004 was $416,162 or $0.03 per share, compared to a loss of $613,381 or $0.06 per share for the same period in the previous year. The Company's loss consisted of general and administrative costs of $426,326 (2003: $643,769). This item was partially offset by interest income of $10,164 (2003: $6,630). The six-month period ending September 30, 2003 also included a $1 write-off of oil and gas property, a $23,256 gain on sale of property and equipment and a $503 recovery of costs.

A number of General and Administrative costs, decreased for the six-month period ending September 30, 2004 when compared to last year as follows: accounting and audit $701 (2003: $2,433), amortization $2,256 (2003: $2,748), consulting fees, inclusive of stock-based compensation $Nil (2003: $116,816), directors fees $90,758 (2003: $276,530), investor relations $10,081 (2003: $29,022), printing $13,387 (2003: $15,680), telephone $6,466 (2003: $10,135) and web development $12,643 (2003: $41,935).

The reasons for the material decreases for the year when compared to the same time last year are as follows: consulting fees, inclusive of stock-based compensation decreased by $116,816 because there were no fees paid to any consultants over the six-month period ending September 30, 2004 and there has been no stock-based compensation relating to the granting of stock options during the period compared to costs of $116,816 for the same period last year. Directors fee's for the period were reduced by $185,772 and the majority of this decrease related primarily to no stock-based compensation being recorded as no stock options were granted during the period ending September 30, 2004. For the comparable period last year the Company recorded stock-based compensation of $173,214. Investor relation's costs were reduced by $18,941 as the Company terminated an investor relations service agreement early in the 2004 fiscal year and then replaced these services in the current period with a new investor relations firm and at a lower monthly cost. Web development costs were reduced by $29,292 during the six-month period ended September 30, 2004 resultant from the majority of this work being completed in the previous reporting period.

Certain other costs, however, increased for the six-month period ended September 30, 2004, when compared to the previous period as follows: corporate relations and development $18,002 (2003: $7,988), filing and transfer agency fees $30,144 (2003: $12,489), foreign exchange $96,367 (2003: $14,323), legal $19,176 (2003: $10,342), rent $17,639 (2003: $12,207), travel $42,638 (2003: $27,345), office and miscellaneous $17,032 (2003: $16,237) and wages and benefits $49,036 (2003: $47,539).

The reasons for the material increases for the six-month period ending September 30, 2004, when compared to the same period last year are as follows: corporate relations and development increased by $10,014 resultant from more press release activity and more corporate information provided to shareholders by the Company for the six-month period ending September 30, 2004, filing and transfer agency fees increased by $17,655 as a result of the Company's Special Meeting relating to the forward stock split during the current period, foreign exchange increased by $82,044 resultant from a decrease in value of the United States dollar compared to the Canadian Dollar. The Company holds the majority of its cash in United States dollars so it is subject to foreign exchange fluctuations. Legal costs increased by $8,834 as a result of the Company's increased activity in New Zealand and this increase relates substantially to work performed by the Company's New Zealand law firm. Rent increased by $5,432 for the period ending September 30, 2004 as a result of the Company incurring rental costs for the full six months of this year for the Company's President and travel increased by $15,293 for the period ended September 30, 2004 relating to increased travel requirements of the Company's President and Chairman.

Item 1.4 Summary of Quarterly Results

	Three Month Period Ended Sept 30, 2004 $	Three Month Period Ended June 30, 2004 $	Three Month Period Ended March 31, 2004 $	Three Month Period Ended Dec. 31, 2003 $	Three Month Period Ended Sept 30, 2003 $	Three Month Period Ended June 30, 2003 $	Three Month Period Ended Mar 31, 2003 $	Three Month Period Ended Dec. 31, 2002 $

Total Revenue	-	-	-	-	-	-	-	-

Net loss for the period	(228,307)	(187,855)	(179,452)	(145,168)	(151,454)	(461,927)	(410,834)	(261,970)

Basic loss per share	(0.02)	(0.02)	(0.02)	(0.02)	(0.02)	(0.07)	(0.07)	(0.04)

Diluted loss per share	(0.02)	(0.02)	(0.02)	(0.02)	(0.02)	(0.07)	(0.07)	(0.04)

Due to the net losses incurred in all periods above, stock options and share purchase warrants outstanding were not included in the computation of diluted loss per share as the inclusion of such securities would be antidilutive.

The Company has not had any discontinued operations or extraordinary items in the past two years, therefore has not shown the impacts of these on the net loss and basic/diluted loss per share.

Item 1.5 Liquidity and Capital Resources - Six-Month Period Ended September 30, 2004

The Company had $1,383,772 (September 30, 2003: $1,119,015) in cash and cash equivalents and $1,431,767 (September 30, 2003: $1,149,012) in working capital at September 30, 2004. This compares to $876,466 in cash and cash equivalents and $896,208 in working capital for year ended March 31, 2004. The Company had a net use of cash of $442,159 from operating activities for the six-month period ending September 30, 2004 compared to a net use of cash of $349,037 for the comparable period ending September 30, 2003.

Financing activities consisted of the Company receiving $1,247,218 (US$905,967) as a result of the issuance of 542,495 units of the Company at a price of US$1.67 per unit. Each unit consists of a common share and a two-year share purchase warrant. In addition, the Company received $7,765 (US$5,750) from the issuance of 25,000 shares from treasury upon the exercise of certain share purchase warrants. For the comparable period ending September 30, 2003 $9,710 (US$7,000) was received resultant from the issuance of 2,100,000 common shares, to the Company's President.

Investing activities for the six months ended September 30, 2004, consisted of the Company using $305,518 of cash for exploration work on PEP 38256, PEP 38741, PEP 38480, PEP 38258, PEP 38765 and two potential new interests. $225,374 of this cash was used on PEP 38741 to pay for the Company's cost of drilling the unsuccessful Honeysuckle-1 well. For the similar period last year the Company spent $53,798 of cash for exploration work on PEP 38741, PEP 38480, PEP 38256 and PEP 38765 in addition to using $3,268 of cash to purchase property and equipment. During the six-month period ended September 30, 2003 the Company also received $404,141 from the sale of its commercial office unit. The net result of investing activities for the six-month period ending September 30, 2004 was a net use of cash of $305,518. This compares to a provision of cash from investing activities totaling $347,075 for the same period last year.

The net impact of these cash activities during the period resulted in a net increase in cash of $507,306 for the six-months ended September 30, 2004, compared to a net increase in cash of $7,748 for the comparable period ended September 30, 2003.

The Company has the following commitments for Capital Expenditure at September 30, 2004:

Contractual Obligations	Total $	Less than One Year

Long term Debt	-	-

Operating Leases	-	-

Purchase Obligations	-	-

Other long-term obligations (1)	870,000	870,000

Total Contractual Obligations (2)	870,000	870,000

(1) The Other Long Term Obligations that the Company has are in respect to the Company's share of expected exploration permit obligations.

(2) The Company is currently negotiating to acquire certain new oil and gas exploration properties in New Zealand. If the Company is awarded these new properties the Company will be obligated to spend an additional $1,650,000 over the next twelve months on these new interests.

The Company participates in oil and gas exploration operations with independent third parties and related parties and is contractually committed under the agreements to complete certain exploration programs. The Company's management estimates that the total commitments are $2,520,000 for the 2005 fiscal year, assuming the successful outcome of negotiations relating to new oil and gas properties. The Company may seek to significantly reduce certain of these commitments through farm-out or extensions. If a farm-out or extension is achieved the expenditures listed above may be reduced.

Item 1.6 Off-Balance Sheet Arrangements

The Company, in relation to its permit obligations may reduce its exposure in its oil and gas properties by farming out to other participants.

The Company, is negotiating to acquire certain other permits of interest to the Company. The Company on July 21, 2004, signed a letter of intent with an arms-length party to acquire additional oil and gas properties. If there is a successful conclusion to this transaction, a capital commitment for exploration of the properties totalling approximately $1,650,000 would be required by the Company within the next year. The Company would however, seek to farm-out a significant portion of this commitment.

Item 1.7 Transactions with Related Parties

a) Due to Related Parties

At September 30, 2004, the Company owed $10,801 (March 31, 2004 - $9,960) to public companies with directors, officers and principal shareholders in common.

b) Consulting Agreement and Wages

During the six-month period ended September 30, 2004, the Company paid $122,666 (September 30, 2003 - $119,292) in wages and directors fees to four (2003: three) directors.

The Company, on April 24, 2003, entered into an agreement with Rimu Resources Ltd. ("Rimu"), a private company wholly-owned by Drew Cadenhead, to retain Rimu to provide oil and gas exploration executive services to the Company. The agreement is for a one-year period, extendable if agreed by both parties, whereby the Company will pay Rimu $148,000 per year plus a $12,000 signing bonus. In addition, the agreement included an entitlement for Mr. Cadenhead to purchase 2,100,000 restricted common shares of the Company from treasury at a price of US$0.0033 per share.

The Company extended the agreement with Rimu Resources Ltd. ("Rimu"), a private company wholly-owned by its President, to retain Rimu to provide oil and gas exploration executive services. The extension is for a one-year period, further extendable for another year if agreed by both parties, with annual compensation set at $160,000.

c) Oil and Gas Property

Austral Pacific Energy Ltd. (formerly "Indo-Pacific Energy Ltd.) has directors and principal shareholders in common with the Company.

Item 1.8 Proposed Transactions

The Company on July 21, 2004, signed a letter of intent with an arms-length party to acquire additional oil and gas properties. If there is a successful conclusion to this transaction, a capital commitment for exploration of the properties totalling approximately $1,650,000 would be required by the Company within the next year. The Company would however, seek to farm-out a significant portion of this commitment. No shareholder or regulatroy approval will be required for this transaction.

Item 1.9 Critical Accounting Estimates

These financial statements are prepared in conformity with Canadian generally accepted accounting principles, which requires managemnet to make informed judgements and estimates that affect the reported amounts of assets and liabilities and disclosure of contingent assets, commitements and contingent liabilities at the date of the finacial statements and thre reported amounts of revenues and expenses for the period reported.

Item 1.10 Changes in Accounting Policies and Initial Adoption - Year Ended March 31, 2004

There have been no changes in accounting policies applied during the period ended September 30, 2004.

Item 1.11 Financial Instruments and Other Instruments - Six Month Period Ended September 30, 2004

Cash and cash equivalents, accounts receivable, prepaid expenses, accounts payable and accrued liabilities and due to related parties are carried at cost which approximates fair value due to the short-term nature of these instruments. Unless otherwise noted, it is managements opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

The Company's shareholders approved, and the Company implemented, a forward stock split on the basis of one and one half post split shares for every one pre-split share. The record date of this forward split was April 27, 2004. As a result of the forward split the Company's issued and outstanding common shares increased from 7,978,061 at March 31, 2004 to 11,967,086. The effect of this forward-split have been made on a retroactive basis.

The Company completed a private placement financing consisting of 542,495 post-split units at a price of US$1.67 per unit. Each unit consists of one common share and a two year share purchase warrant, with each warrant entitling the purchaser to acquire an additional common share for US$ 1.83 for the first year and thereafter at a price of US$2.00 up to the end of year two.

The Company also issued 25,000 common shares from treasury upon the exercise of certain share purchase warrants at a price of US$0.23 per share.

a) Share Purchase Warrants

At September 30, 2004, the following share purchase warrants are outstanding:

Number	Price	Expiry
of Shares	per Share	Date

5,525,000	US$0.23	June 6, 2005
	US$0.33	June 6, 2006
600,000	US$0.23	August 21, 2005
	US$0.33	August 21, 2006
542,495	US$1.83	May 4, 2005
	US$2.00	May 4, 2006

6,667,495

b) Incentive Stock Options

At September 30, 2004, the following stock options are outstanding:

Number	Price	Expiry
Of Shares	per Share	Date

465,000	US$0.27	May 31, 2008
300,000	US$0.27	May 31, 2007

765,000

During the quarter ended September 30, 2004, two stock option agreements to purchase a total of 375,000 shares of the Company at a price of $0.27 per share until March 7, 2005 were terminated.

No options have been issued or exercised during the six-month period ending September 30, 2004.

Item 1.12 Other MD&A Requirements

Additional information relating to the Company is available on www.sedar.com

..

Outstanding Share Data (At September 30, 2004):

Authorized and Issued Share Capital

The authorized share capital of the Company consists of an unlimited number of common stock without par value.

	Number
Issued and fully paid:	of Shares	Amount

Balance at March 31, 2004	7,978,061	$ 10,623,289
Forward Stock split on the basis of one new share for every two old shares	3,989,025	-
Private Placement	542,495	1,247,218
Exercise of share purchase warrants	25,000	7,765

Balance at June 30, 2004	12,534,581	$ 11,878,272

At September 30, 2004, there are 6,667,495 share purchase warrants and 765,000 stock options outstanding as shown in Item 1.11. Therefore the total common shares issuable, upon exercise, of share purchase warrants and stock options at September 30, 2004 is 7,432,495.

CORPORATE INFORMATION

DIRECTORS AND OFFICERS	BANKER

Alan Hart	Bank of Montreal
Chairman and Director	Vancouver, British Columbia
Wakefield, New Zealand
LEGAL COUNSEL
Drew Cadenhead
President, CEO and Director	Lang Michener
Calgary, Alberta	Vancouver, British Columbia

Garth Johnson	Burstall Winger
Secretary, CFO and Director	Calgary, Alberta
Surrey, British Columbia
Chapman Tripp
Barry MacNeil	Wellington, New Zealand
Director
Surrey, British Columbia	AUDITORS

Gordon Abougoush	De Visser Gray
Director	Chartered Accountants
Kelowna, British Columbia	Vancouver, British Columbia

CORPORATE OFFICE	REGISTRAR AND TRANSFER AGENT

Suite 400, 534 17th Avenue	Computershare Trust Company of Canada
Calgary, Alberta	100 University Avenue
Canada T2S 0B1	9th Floor
Telephone: 1-403-770-1934	Toronto, Ontario
Facsimile: 1-403-770-1935	Canada M5J 2Y1
Telephone: 1-888-661-5566
Shareholder Relations	Facsimile: 1-604-661-9480
Telephone: 1-866-643-8145
Email: ir@tagoil.com	ANNUAL GENERAL MEETING

REGIONAL EXPLORATION OFFICE	The Annual General Meeting was held on
10:00 am on September 24, 2004 at the
1067-88 Valley Road	Corporate office of the Company at
RD1 Wakefiled 7181	Suite 400, 534 17th Avenue S.W., Calgary, Alberta T2S 0B1.
New Zealand
SHARE LISTING
SUBSIDIARIES
TAG Oil (NZ) Limited	OTC Bulletin Board
Trading Symbol: TAGOF
SHARE CAPITAL
WEBSITE
At September 30, 2004, there were
12,534,581 shares issued and outstanding.	www.tagoil.com
Fully diluted: 19,967,076 shares